Consolidated

Balance sheets

As at June 30, 2006 and December 31, 2005

(Expressed in United States dollars)

	June 30, 2006	December 31, 2005
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$2,464,122	$1,222,729
Accounts receivable	526,508	401,524
Note receivable (note 2)	6,000	82,648
Inventory	49,892	40,438
Deposits and prepaid expenses	126,820	76,146
	3,173,342	1,823,485

Note receivable (note 2)	53,165	–
Property and equipment (note 3)	512,255	670,635
Deferred development costs (note 4)	313,938	352,750
Other intangible assets (note 5)	150,013	155,445

	$4,202,713	$3,002,315

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$201,265	$285,786
Deferred revenue	38,404	45,011
	239,669	330,797

Convertible debt (net)(note 6)	586,566	–

	826,235	330,797

Shareholders’ equity
Share capital (note 7)	47,040,909	45,979,055
Warrants	1,720,489	1,502,331
Contributed surplus (note 8)	1,459,178	1,442,408
Deficit	(46,844,098)	(46,252,276)
	3,376,478	2,671,518

	$4,202,713	$3,002,315

See accompanying notes to consolidated financial statements

Consolidated

Statements of Operations and Deficit

For the periods ended June 30, 2006 and 2005

(Expressed in United States dollars)

	For the three months ended June 30, 2006	For the three months ended June 30, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Royalties, licenses and engineering fees	$364,054	$253,856	$956,771	$591,504
Product sales	66,114	147,188	147,167	286,284
	430,168	401,044	1,103,938	877,788

Cost of product sales	(3,251)	20,884	4,823	67,690
	433,419	380,160	1,099,115	810,098

EXPENSES
Marketing	226,420	267,325	427,985	498,299
Operations	33,933	54,416	69,810	97,646
Product engineering	217,198	257,349	432,830	484,374
Administration	221,536	194,101	444,506	386,702
Foreign exchange loss (gain)	220	(4,540)	8,907	(2,569)
Amortization	98,634	104,529	282,140	206,213
	797,941	873,180	1,666,178	1,670,665

Loss before other items	(364,522)	(493,020)	(567,063)	(860,567)

OTHER ITEMS
Interest income	24,614	17,566	32,276	29,019
Interest on convertible debt	(19,322)	–	(19,747)	–
Amortization of debt discount	(21,631)	–	(22,174)	–
Other	(1,637)	(38)	(1,637)	(3,206)
	(17,976)	17,528	(11,282)	25,813

Loss before taxes	(382,498)	(475,492)	(578,345)	(834,754)
Foreign withholding tax	(9,142)	(5,668)	(13,477)	(21,533)

Net loss for period	(391,640)	(481,160)	(591,822)	(856,307)

Deficit, beginning of period	(46,452,458)	(44,076,715)	(46,252,276)	(43,701,568)

Deficit, end of period	$(46,844,098)	$(44,557,875)	$(46,844,098)	$(44,557,875)

Loss per common share (basic and diluted) (note 10)	$(0.04)	$(0.06)	$(0.07)	$(0.10)

See accompanying notes to consolidated financial statements

Consolidated

Statements of Cash Flows

For the periods ended June 30, 2006 and 2005

(Expressed in United States dollars)

	For the three months ended June 30, 2006	For the three months ended June 30, 2005	For the six months ended June 30, 2006	For the six month ended June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
Loss for the period	$(391,640)	$(481,160)	$(591,822)	$(856,307)
Items not requiring (providing) cash
Amortization	98,634	104,529	282,140	206,213
Stock based compensation	51,231	47,691	123,212	69,728
Amortization of debt discount	21,631	–	22,174	–
Changes in non-cash working capital balances (note 11)	377,392	(278,400)	(276,240)	(528,303)
	157,248	(607,340)	(440,536)	(1,108,669)

FINANCING
Issuance of common shares, net	91,547	21,190	737,963	39,049
Proceeds from convertible debt	–	–	1,000,000	–
	91,547	21,190	1,737,963	39,049

INVESTMENTS
Note receivable	25,061	–	23,483	–
Purchase of property and equipment	(14,588)	(49,587)	(24,011)	(132,241)
Purchase of deferred development costs	(16,420)	–	(39,500)	–
Purchase of other intangible assets	(2,381)	(6,963)	(16,006)	(21,853)
	(8,328)	(56,550)	(56,034)	(154,094)

Increase (decrease) in cash and cash equivalents	240,467	(642,700)	1,241,393	(1,223,714)

Cash and cash equivalents, beginning of period	2,223,655	2,746,529	1,222,729	3,327,543

Cash and cash equivalents, end of period	$2,464,122	$2,103,829	$2,464,122	$2,103,829

See accompanying notes to consolidated financial statements

Notes

to Consolidated Financial Statements

For the periods ended June 30, 2006 and 2005

Unaudited

 (Expressed in United States dollars)

1.

Basis of presentation

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

The statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial statements.  These financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2005. These interim financial statements should be read in conjunction with the Company’s December 31, 2005 audited annual financial statements.  The disclosures provided below are incremental to those included in the annual financial statements.

The statements have been prepared by management and have not been reviewed the Company’s auditors.

2.

Note receivable:

Note receivable	$59,165
Less current portion due in 2007	6,000

Long term portion due in 2008	$53,165

3.

Property and equipment:

June 30, 2006	Cost	Accumulated amortization	Net book value
Sound source and control equipment	$550,664	$534,121	$16,543
Real time systems	905,534	901,981	3,553
Furniture and fixtures	230,668	213,619	17,049
Computer equipment	1,114,515	849,046	265,469
Software and production tooling	1,632,281	1,422,640	209,641

	$4,433,662	$3,921,407	$512,255

4.

Deferred development costs:

June 30, 2006	Cost	Accumulated amortization	Net book value
Software development costs	$1,079,001	$765,063	$313,938

5.

Other intangible assets:

June 30, 2006	Cost	Accumulated amortization	Net book value
Patents and trademarks	$944,913	$798,342	$146,571
Purchased customer list	34,418	30,976	3,442
Licensing rights	428,453	428,453	–

	$1,407,784	$1,257,771	$150,013

6.

Convertible debt:

In March 2006, the Company entered into a Convertible Promissory Note Agreement and a Share Purchase Warrant Agreement (the “Agreements”) with the purchasers named therein (the “Purchasers”). The transaction closed on March 27, 2006. Pursuant to these Agreements, the Purchasers loaned $1,000,000 to the Company for a term of five years. The loan bears interest at the US prime rate and is payable quarterly.

The  Promissory Note is convertible at the option of the holder at any time and from time to time into Common Stock of the Company at a conversion price of $3.25 per share. Additionally, in the event that the Company issues common stock in an equity financing at a price less than the then conversion price, the conversion price shall be immediately adjusted to the price at which such Common Stock was issued.

Pursuant to the Share Purchase Warrant, the Company also issued Common Stock Warrants (the “Warrants”) to the Purchasers. The Warrants were exercisable from March 27, 2006 until March 27, 2011 to purchase up to 400,000 shares of common stock at an exercise price of $4.50 per share (the “Exercise Price”).

The Warrants contain provisions to adjust the Exercise Price in the event that the Company issues common stock in an equity financing at a price less than the then applicable Exercise Price, in which case the  Exercise Price shall be reduced to the price at which such common stock was issued.

If the aggregate principal amount owing under the Promissory Note is converted, the Company will issue 307,692 shares. The first payment of accrued but unpaid interest was due on June 30, 2006 and if the Promissory Note is not converted, additional payments will be due on the last day of each quarter thereafter with the final payment due on June 30, 2011.

The amounts of $435,608 contributed to the warrants calculated taking the total cash proceeds of the convertible loan on a pro-rata basis with the fair value of the warrants and the face value of the convertible loan.  The fair value of the warrants issued was calculated using the Black-Scholes pricing model using the assumptions stated below:

Risk free interest rate	5.5%
Volatility	71%
Life of the warrant	3 Years
Dividend yield	0%

The amount allocated as debt discount will be amortized over 5 years and charged to income

Face value of loan	$1,000,000
Unamortized debt discount	413,434

$586,566

7.

Share capital:

	Number of Shares	Consideration
Balance March 31, 2006	9,229,785	$46,904,751

Issued for cash on exercise of options	71,300	107,265
Reclassification from contributed surplus on exercise of stock options	–	44,611
Financing costs	–	(15,718)

Balance June 30, 2006	9,301,085	$47,040,909

8.

Contributed surplus:

Balance March 31, 2006	$1,452,558

Increase due to stock based compensation	51,231
Decrease due to stock options exercised	(44,611)

Balance June 30, 2006	$1,459,178

9.

Stock option plan:

During the three month period ended June 30, 2006, the Company granted 30,000 options (2005 – 30,000) to directors and 50,000 options (2005 – nil) to employees with exercise prices at or greater than the market price of the Company’s stock on the date of grant.  For the three month period ended June 30, 2006 $13,102 (2005 – nil) of compensation cost related to options granted to directors has been recognized, and $38,129 (2005 – $47,691) of compensation cost related to options granted to employees has been recognized.    For the six month period ended June 30, 2006 $ 80,728 (2005 – nil) of compensation cost related to options granted to directors has been recognized, and $42,484 (2005 – $69,728) of compensation cost related to options granted to employees has been recognized.  In 2005 an additional $18,822 has been recognized as compensation costs related to options issued to non-employees.  The compensation costs related to options issued to non-employees has been capitalized to software and production tooling.

No compensation cost was recorded in the Company’s statement of operations and deficit for options granted in 2002 to employees, directors and officers.  Had compensation cost for stock options granted in 2002 been determined based on the fair value method, the Company’s pro-forma net loss for the three months ended June 30, 2005 would have been increased by $9,417 to $490,577.  The net loss for the six months ended June 30, 2005 would have been increased by $18,835 to $875,142.

	Number of Shares	Exercise price per share			Weighted average exercise price
Balance March 31, 2006	924,733	$0.47	–	4.56	$1.45

Granted	80,000	4.20	–	5.02	4.51
Exercised	(71,300)	1.04	–	2.40	1.68

Balance June 30, 2006	933,433	$0.47	–	5.02	$1.71

The following table summarizes the information about stock options outstanding at June 30, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at June 30, 2006	Weighted- Average Remaining Term (Years)	Weighted- Average Exercise Price	Number Exercisable at June 30, 2006	Weighted Average Exercise Price
$0.47 – 1.65	583,500	2.8	$0.95	583,500	$0.95
2.05 – 2.40	219,933	5.7	2.24	117,700	2.11
3.50 – 3.57	45,000	3.2	3.55	45,000	3.55
4.20 – 5.02	85,000	3.5	4.51	11,000	4.36
	933,433	3.6	$1.71	757,200	$1.34

10.

Loss per share:

Basic loss per share	For the three months ended June 30, 2006	For the three months ended June 30, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2005
Net loss	$(391,640)	$(481,160)	$(591,822)	$(856,307)
Weighted average number of shares outstanding	8,771,595	8,448,744	8,978,779	8,435,336

Loss per share	$(0.04)	$(0.06)	$(0.07)	$(0.10)

Diluted loss per share	For the three months ended June 30, 2006	For the three months ended June 30, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2005
Net Loss	$(391,640)	$(481,160)	$(591,822)	$(856,307)
Weighted average number of shares outstanding	8,771,595	8,448,744	8,978,779	8,435,336
Weighted average number of stock options potentially exercisable	605,979	735,054	578,269	809,544
Weighted average number of warrants potentially exercisable	24,801	369,924	–	401,294
Weighted average number of diluted shares outstanding	9,402,375	9,553,722	9,557,048	9,646,174

Diluted loss per share	$(0.04)	$(0.06)	$(0.07)	$(0.10)

In calculating the weighted average number of diluted shares for the three month periods ended June 30 above, the Company excluded nil (2005 – 5,000) stock options and 214,130 (2005 – 735,869) warrants because the exercise price was greater than the average market price for the period.  For the six month periods ended June 30 above, 5,000 (2005 – nil) stock options and 614,130 (2005 – 735,869) warrants were excluded because the exercise price was greater than the average market price for the period.

11.

Supplementary cash flow information:

Changes in non-cash working capital balances	For the three months ended June 30, 2006	For the three months ended June 30, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2005
Accounts receivable	$386,425	$(212,776)	$(124,984)	$(464,486)
Inventory	(12,640)	11,371	(9,454)	52,927
Deposits and prepaid expenses	(14,416)	10,977	(50,674)	(63,064)
Accounts payable and accrued liabilities	20,102	(67,412)	(84,521)	(42,071)
Deferred revenue	(2,079)	(20,560)	(6,607)	(11,609)

	$377,392	$(278,400)	$(276,240)	$(528,303)

Interest received in cash	$17,585	$13,440	$26,062	$26,806

Withholding taxes paid in cash	$9,142	$5,668	$13,477	$21,553

12.

Segmented information:

For the three month period ended June 30, 2006	Audio	E-Commerce	Telephony	Total
Revenues	$382,462	$40,319	$7,387	$430,168
Interest revenue	26,623	–	991	24,614
Amortization	28,079	7,137	63,418	98,634
Segment loss before other items	(267,384)	(22,147)	(74,991)	(364,522)
Segment assets	3,800,931	109,317	292,465	4,202,713
Expenditures for segment property and equipment	14,588	–	–	14,588
Expenditures for segment other intangible assets	2,381	–	–	2,381

For the three month period ended June 30, 2005	Audio	E-Commerce	Telephony	Total
Revenues	$338,686	$48,189	$14,169	$401,044
Interest revenue	17,072	–	494	17,566
Amortization	55,037	6,760	42,732	104,529
Segment loss before other items	(202,495)	(46,822)	(243,703)	(493,020)
Segment assets	3,320,140	92,002	1,014,482	4,426,624
Expenditures for segment property and equipment	17,608	17,460	14,519	49,587
Expenditures for segment other intangible assets	6,963	–	–	6,963

For the six month period ended June 30, 2006	Audio	E-Commerce	Telephony	Total
Revenues	$1,004,280	$83,121	$16,537	$1,103,938
Interest revenue	30,369	–	1,907	32,276
Amortization	141,031	14,274	126,835	282,140
Segment loss before other items	(376,617)	(39,825)	(150,621)	(567,063)
Expenditures for segment property and equipment	23,695	316	–	24,011
Expenditures for segment other intangible assets	16,006	–	–	16,006

For the six month period ended June 30, 2005	Audio	E-Commerce	Telephony	Total
Revenues	$749,162	$100,833	$27,793	$877,788
Interest revenue	28,094	–	925	29,019
Amortization	107,229	13,520	85,464	206,213
Segment loss before other items	(299,324)	(81,572)	(479,671)	(860,567)
Expenditures for segment property and equipment	67,377	17,716	47,148	132,241
Expenditures for segment other intangible assets	21,853	–	–	21,853

Geographic information	For the three months ended June 30, 2006	For the three months ended June 30, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2005
Canada	$8,336	$5,543	$10,847	$6,232
United States	144,050	204,293	323,844	530,760
Asia	272,382	185,978	761,347	301,540
Europe	–	–	–	34,026
Other	5,400	5,230	7,900	5,230

	$430,168	$401,044	$1,103,938	$877,788

15.

Reconciliation to United States accounting principles:

	For the three months ended June 30, 2006	For the three months ended June 30, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2005
Net loss for the period as reported in accordance with Canadian GAAP	$(391,640)	$(481,160)	$(591,822)	$(856,307)
Amortization of deferred development costs	–	–	20,218	–
Amortization of debt discount	21,631	–	22,174	–
Change in fair value of convertible debt conversion feature	19,717	–	19,717	–
Excess fair value of convertible debt at transaction date	–	–	(224,633)	–

Net loss under US GAAP	$(350,292)	$(481,160)	$(754,346)	$(856,307)

Net loss per share (basic and diluted) under US GAAP	$(0.04)	$(0.06)	$(0.08)	$(0.10)

June 30, 2006	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$3,173,342	$–	$3,173,342
Note receivable	53,165	–	53,165
Property and equipment	512,255	–	512,255
Deferred development costs	313,938	(60,653)	253,285
Intangible assets	150,013	–	150,013

	$4,202,713	$(60,653)	$4,142,060

Current liabilities	$239,669	$–	$239,669
Convertible debt	586,566	182,742	769,308
Shareholder’s equity:
Common shares	47,040,909	202,058	47,242,967
Warrants	1,720,489	–	1,720,489
Contributed Surplus	1,459,178	–	1,459,178
Deficit	(46,844,098)	(445,453)	(47,289,551)

	$4,202,713	$(60,653)	$4,142,060